EXHIBIT (a)(7)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is being made solely by the
Offer to Purchase dated January 14, 2005 and the related Letter of Transmittal, and is being made to holders of Shares. Purchaser (as defined below) is not aware of any jurisdiction where the making of the Offer or the tender of Shares in connection therewith would not be in compliance with the laws of such jurisdiction.
If Purchaser becomes aware of any jurisdiction in which the making of the Offer or the tender of Shares in connection therewith would not be in compliance with applicable law, Purchaser will make a good faith effort to comply with any such law. If, after such good faith effort, Purchaser cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such jurisdiction.

Notice of Offer to Purchase for Cash
All Outstanding Shares of Common Stock
(Including the Associated Preferred Share Purchase Rights)
of
Education Lending Group, Inc.
at
$19.05 Net Per Share
by
CIT ELG Corporation
a wholly owned subsidiary of
CIT Group Inc.

        CIT ELG Corporation, a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of CIT Group Inc., a Delaware corporation (“Parent”), is offering to purchase all the shares of common stock, par value $0.001 per share, including the associated preferred share purchase rights issued pursuant to the Rights Agreement, dated January 4, 2005, between Education Lending Group, Inc., a Delaware corporation (the “Company”), and American Stock Transfer & Trust Company, as rights agent (together, the “Shares”), that are issued and outstanding for $19.05 per Share (the “Offer Consideration”), net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 14, 2005 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the “Offer”). Following the Offer, Purchaser intends to effect the Merger (as defined below).

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK
CITY TIME, ON FRIDAY, FEBRUARY 11, 2005, UNLESS THE OFFER IS EXTENDED.

        The Offer is conditioned upon, among other things, (i) there having been validly tendered and not withdrawn prior to the expiration of the Offer that number of Shares that when added to Shares already owned by Parent and any of its affiliates represents at least a majority of the then outstanding Shares on a fully diluted basis (the “Minimum Condition”) and (ii) any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, having expired or been terminated, prior to the expiration of the Offer.

        The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of January 4, 2005 (the “Merger Agreement”), among Parent, Purchaser and the Company. The Merger Agreement provides, among other things, that as soon as practicable after the satisfaction or, if permitted under the Merger Agreement, waiver of the other conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the General Corporation Law of the State of Delaware (“Delaware Law”), Purchaser will be merged with and into the Company (the “Merger”). As a result of the Merger, the Company will continue as the surviving corporation and will become a wholly owned subsidiary of Parent. At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than any Shares held in the treasury of the Company, or owned by Purchaser, Parent or any direct or indirect wholly owned subsidiary of Parent and any Shares which are held by stockholders who shall have demanded and perfected appraisal rights for such Shares in accordance with Delaware Law (“Dissenting Stockholders”)) shall be canceled and converted into the right to receive $19.05 in cash, or any higher price that may be paid per Share in the Offer, without interest (the “Merger Consideration”). The Shares held by Dissenting Stockholders shall be converted into, in connection with the Merger, the right to receive cash for the fair value of their Shares as determined to be due pursuant to the procedures prescribed by Delaware Law.

        The Board of Directors of the Company, by unanimous vote and upon the unanimous recommendation of a Strategic Committee of the Board of Directors of the Company, has determined that the Merger Agreement, the Offer and the Merger are advisable, fair to and in the best interests of the Company and its stockholders, has approved the Merger Agreement, the Offer and the Merger, and recommends that its stockholders accept the Offer and tender their shares in the Offer.

        Concurrently with entering into the Merger Agreement, Parent and certain stockholders of the Company (the “Stockholders”) entered into Stockholder Support Agreements, dated as of January 4, 2005, pursuant to which, provided the Merger Agreement has not been terminated, the Stockholders have agreed, among other things, (i) to validly tender (and not withdraw) their Shares into the Offer and (ii) to vote their Shares in favor of the Merger, if applicable. On January 4, 2005, the Stockholders owned (either beneficially or of record) 3,551,060 outstanding Shares, constituting approximately 20% of the Shares outstanding on December 31, 2004.

        For purposes of the Offer (including during any Subsequent Offering Period (as defined below)), Purchaser will be deemed to have accepted for payment (and thereby purchased) Shares validly tendered and not properly withdrawn as, if and when Purchaser gives oral or written notice to The Bank of New York (the “Depositary”) of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any delay in making such payment. In all cases (including during any Subsequent Offering Period), Purchaser will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or timely confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company pursuant to the procedures set forth in Section 3 of the Offer to Purchase, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees, in the case of a book-entry transfer, or an Agent’s Message (as defined in Section 2 of the Offer to Purchase) and (iii) any other documents required under the Letter of Transmittal.

        The Merger Agreement provides that at the Company’s request, Purchaser will, and Parent will cause Purchaser to, extend the expiration date of the Offer from time to time for up to an aggregate of ten business days following the twentieth business day after the commencement of the Offer if the Minimum Condition is not fulfilled prior to 12:00 p.m. on the twentieth business day after the commencement of the Offer; provided, however, in no event shall Purchaser be required to extend the Offer beyond March 31, 2005. The Merger Agreement also provides that Purchaser may, without the consent of the Company, (i) extend the Offer beyond the scheduled expiration date, which shall be 20 business days following the commencement of the Offer, if, at the scheduled expiration of the Offer, any of the conditions to Purchaser’s obligation to accept Shares for payment shall not be satisfied or waived or (ii) extend the Offer for any period required by any rule, regulation or interpretation of the Securities and Exchange Commission (the “Commission”), or the staff thereof, applicable to the Offer. During any such extension described in this paragraph, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to the right of a tendering stockholder to withdraw such stockholder’s Shares. Any extension of the Offer may be effected by Purchaser giving oral or written notice of such extension to the Depositary and making a public announcement thereof.

        Purchaser may provide for a subsequent offering period in connection with the Offer. If Purchaser does provide for a subsequent offering period, subject to the applicable rules and regulations of the Commission, Purchaser may elect to extend its offer to purchase Shares beyond the Expiration Date (as defined below) for a subsequent offering period of three business days to 20 business days (the “Subsequent Offering Period”), if, among other things, upon the Expiration Date (i) all of the conditions to Purchaser’s obligations to accept for payment, and to pay for, the Shares are satisfied (or, to the extent permitted by the Merger Agreement, waived) but the number of Shares validly tendered and not withdrawn constitutes less than 90% of the Shares then outstanding, and (ii) Purchaser immediately accepts for payment, and promptly pays for, all Shares validly tendered (and not validly withdrawn prior to the Expiration Date). Shares tendered during the Subsequent Offering Period may not be withdrawn. Purchaser will immediately accept for payment, and promptly pay for, all validly tendered Shares as they are received during the Subsequent Offering Period. Any election by the Purchaser to include a Subsequent Offering Period may be effected by Purchaser giving oral or written notice of the Subsequent Offering Period to the Depositary. If Purchaser decides to include a Subsequent Offering Period, it will make an announcement to that effect by issuing a press release to the Dow Jones News Service or the Public Relations Newswire on the next business day after the previously scheduled Expiration Date. “Expiration Date” means 12:00 midnight, New York City time, on Friday, February 11, 2005 (or the latest time and date at which the Offer, if extended, shall expire).

        Shares may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after March 14, 2005. If Purchaser elects to include a Subsequent Offering Period, Shares tendered during the Subsequent Offering Period may not be withdrawn. For the withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in Section 3 of the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 of the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. All questions as to the form and validity (including the time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, whose determination will be final and binding. None of Parent, Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give any notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

        The information required to be disclosed by Rule 14d-6(d)(1) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

        The Company has provided Purchaser with the Company’s stockholder list and security position listing, including the most recent list of names, addresses and security positions of non-objecting beneficial owners in the possession of the Company, for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the Company’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

        The Offer to Purchase and the related Letter of Transmittal contain important information which should be read before any decision is made with respect to the Offer.

        Questions and requests for assistance or for additional copies of the Offer to Purchase and the related Letter of Transmittal and other tender offer materials may be directed to the Information Agent as set forth below, and copies will be furnished promptly at Purchaser’s expense. No fees or commissions will be paid to brokers, dealers or other persons (other than the Information Agent) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:
D.F. King & Co., Inc.
48 Wall Street
New York, New York 10005
Banks and Brokers call collect: (212) 269-5550
All Others call toll free: (800) 859-8509

January 14, 2005